Exhibit 99.1

Innoviz Bolsters Financial Position with Approx. $80M through Multi-
Year NRE Payment Plan with Key Customers

Expects to receive NREs from existing programs in 2025-2027, with cash payment of more than $40 million expected in 2025

Ongoing sales of LiDAR products and new programs expected to generate additional revenues throughout 2025

Tel Aviv, ISRAEL – December 23, 2024 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high-performance, automotive-grade LiDAR sensors and perception software, today announced a multi-year NRE (Non-Recurring Engineering services) payment plan of approx. $80 million with key existing customers which is expected to bolster the Company’s financial position. NREs are expected to be paid between 2025 and 2027, of which over $40 million are expected to be paid in 2025 with further amounts expected in 2026 and 2027. These payments will be incremental to revenues generated from ongoing sales of LiDAR products based on existing and new orders coming from new programs.

“We are excited to further bolster our position as a key partner for OEMs in the autonomous vehicle industry,” said Omer Keilaf, CEO and Founder of Innoviz. “NREs are essential to strategically funding our operations and reaching the start of production for several customers in 2026, and with this plan with our key customers we are poised to start 2025 from a position of financial strength. We believe it is clear that our customers trust our ability to support the next generation of autonomous vehicles and meet their demands through Innoviz’s superior technology and ability to bring LiDARs to production. The expected NRE payments announced today, taken together with customer programs entering production, strengthen the financial foundation of the Company and position Innoviz to deliver significant value in the years to come.”

Innoviz will provide information regarding its full year 2024 financial performance and 2025 financial guidance on its fourth quarter 2024 earnings call.

About Innoviz
Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world's roads. Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz.tech.
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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz's products, the markets in which Innoviz operates, expected NRE payments and Innoviz's projected future results, including revenue and NREs. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. “NRE (Non-recurring Engineering)” is booked services that may be ordered from Innoviz usually as part of a program design win and includes, among other things, application engineering, product adaptation services, testing and validation services, standards and qualification work and change requests (usually during the lifetime of a program). NREs may be paid based on milestones over the development phase of the project which may take a few years.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, actual orders or actual payments, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz's annual report on Form 20-F filed with the SEC on March 12, 2024 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There can be no assurances that the Company will enter into definitive agreements, orders or receive payments with respect to the NRE payment plan referenced in this announcement. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.